Exhibit 12.1

HYATT HOTELS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$78	$128	$(38)	$191	$464
Fixed charges	81	83	88	117	82
Distributed income of equity method investees	12	9	10	8	11
Subtract: Interest capitalized net of amortization	1	9	12	15	16
Subtract (Addback): Non-controlling interest income (loss) with no fixed charges	(1)	(10)	(1)	(1)	—

Total Earnings	$171	$221	$49	$302	$541

Fixed Charges:
Interest expense	$61	$65	$69	$91	$60
Interest within rent expense	20	18	19	26	22

Total Fixed Charges	$81	$83	$88	$117	$82

Ratio of Earnings to Fixed Charges (1)	2.1x	2.7x	— (2)	2.6x	6.6x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represents pre-tax earnings before adjustments for income or loss from equity investees; and fixed charges include: interest (expensed and capitalized), amortized premiums, discounts and capitalized expenses related to indebtedness and the interest portion of rent expense that is deemed to be representative of the interest factor.
(2)	We recorded a pre-tax loss from continuing operations of approximately $51 million for the fiscal year ended December 31, 2009. As a result, earnings were insufficient to cover fixed charges by $39 million for such year.